Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170362

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated November 29, 2010)

GELTECH SOLUTIONS, INC.

PROSPECTUS SUPPLEMENT

2,500,000 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated November 29, 2010, or the Prospectus, and relates to the sale of up to 2,500,000 shares of our common stock which may be offered by the selling shareholder, Lincoln Park Capital Fund, LLC.

This prospectus supplement should be read in conjunction with the Prospectus.   This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

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Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus for a discussion of these risks.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether the Prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is December 29, 2010.

Recent Developments

GelTech has very recently launched a new product called Soil₂O ‘Dust Control’ using its environmentally friendly Soil₂O product.  ‘Dust Control’ is useful in a variety of commercial and industrial markets with dust control and moisture retention problems.  In contrast to the standard product used on gravel roads and rock pits and other dust causing surfaces, Soil₂O ‘Dust Control’ is chemical-free and requires significantly less water.  Water is commonly transported to the site in large trucks.  Thus, ‘Dust Control’ reduces a company’s carbon footprint and costs.  On December 8, 2010, a rock pit company in Southern California placed an order for Soil₂O ‘Dust Control’.

Management and Director Grants

On December 8, 2010, the Board of Directors of GelTech granted 750,000 five-year stock options to each of Michael Cordani, Chief Executive Officer, Joseph Ingarra, President and Peter Cordani, Chief Technology Officer.  Of the options: (i) 20% are fully vested and (ii) the remaining vest semi-annually over three years with the first vesting date being June 30, 2011, subject to continued employment on each applicable vesting date.

William Shatner Option Grant

On December 9, 2010, GelTech granted William Shatner 2,000,0000 five-year non-qualified stock options exercisable at $1.20 per share in consideration for providing GelTech with future promotional and public relations services  The options vest and become exercisable as described in the table below. When the closing price of our common stock closes at or above a price listed in the first column, the corresponding number of options in the second column shall vest and become exercisable.  The vesting and exercisability are subject to Mr. Shatner providing services on the triggered vesting date.

Closing Price	Options Vest and Become Exercisable
$1.70	250,000
$2.20	250,000
$2.50	250,000
$3.20	250,000
$5.00	1,000,000

PRINCIPAL SHAREHOLDERS

The following table sets forth the number of shares of GelTech’s voting stock beneficially owned, as of December 28, 2010 by (i) those persons known by GelTech to be owners of more than 5% of GelTech’s common stock, (ii) each director of GelTech, (iii) all Named Executive Officers, and (iv) all executive officers and directors of GelTech as a group:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class (1)
Directors and Named Executive Officers:
Common Stock	Michael Cordani (2)(3)	999,635	5.6%
Common Stock	Joseph Ingarra (4)	704,643	3.9%
Common Stock	Peter Cordani (5)	1,205,902	6.7%
Common Stock	Jerome Eisenberg (6)	11,667	*
Common Stock	Anthony Marchese (7)	225,870	1.3%
Common Stock	Leonard Mass (8)	63,738	*
Common Stock	Phil O’Connell, Jr. (9)(10)	1,283,014	7.1%
Common Stock	All directors and executive officers as a group (8 persons) (11)	4,210,776	21.5%

5% Shareholders:
Common Stock	Michael Reger (12)	6,117,806	34.2%
Common Stock	Anne Cordani (13)	1,333,078	7.7%
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 * Less than 1%.

(1)
Applicable percentages are based on 17,409,596 shares outstanding, adjusted as required by rules of the SEC.  Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Unless otherwise indicated in the footnotes to this table, GelTech believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them.  The table includes only vested options and warrants or options and warrants that will vest and become exercisable within 60 days.

(2)
Mr. Cordani is Chairman of the Board and Chief Executive Officer.   Shares are held with Mr. Cordani’s wife as tenants by the entirety.  Includes 476,000 shares of common stock issuable upon exercise of options.  Also includes 15,000 shares of common stock held by an adult child of Mr. Cordani.  Mr. Cordani disclaims beneficial ownership of these securities and this disclosure shall not be deemed an admission that he is the beneficial owner of either the securities held in the trust or shares held by his children.

(3)	Mr. Michael Cordani and Mr. Peter Cordani are trustees of three trusts which own 283,693 shares of GelTech. Members of the Cordani family are beneficiaries of the trusts.

(4)	Mr. Ingarra is a director and President. Includes 575,000 shares issuable upon exercise of options.

(5)
Mr. Peter Cordani is a director and Chief Technology Officer.  Includes shares held by North Carolina River Ridge II LLC, a company managed by Mr. Peter Cordani.  It owns 512,201 shares of common stock.  Thus, under SEC rules, Mr. Peter Cordani is considered the beneficial owner as explained in Note (1).  Also includes 510,008 shares issuable upon exercise of options.

(6)	Mr. Eisenberg is a director. Represents shares issuable upon exercise of options.

(7)	Mr. Marchese is a director. Includes 153,370 shares held by a limited partnership of which Mr. Marchese is the general partner. Also includes 45,000 shares issuable upon exercise of options.

(8)	Mr. Mass is a director. Represents shares of common stock.

(9)	Mr. O’Connell is a director. Includes 474,058 shares issuable upon exercise of warrants exercisable at $1.50 per share. Also includes 100,000 shares issuable upon exercise of options.

(10)
Includes: (i) 95,241 shares jointly held by Mr. O’Connell and his wife, (ii) 583,215 shares held by the Phil D. O’Connell, Jr. Revocable Trust, of which Mr. O’Connell is the trustee, (iii) 10,000 shares held by Mr. O’Connell’s wife and (iv) 60,500 shares held in trusts for Mr. O’Connell’s children, of which Mr. O’Connell is the trustee.  Mr. O’Connell disclaims beneficial ownership of the securities held by his wife and this disclosure shall not be deemed an admission that he is the beneficial owner of the securities held by his wife.

(11)	Includes our Chief Financial Officer who is not a Named Executive Officer as defined under SEC rules and regulations.

(12)
Includes 453,303 five-year warrants of which (i) 303,303 are exercisable at $1.00 per share and (ii) 150,000 are exercisable at $1.50 per share.  Address is 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.

(13)
Includes 15,000 shares of common stock held in trust, of which Mrs. Anne Cordani is the trustee.  Also includes 1,000 shares issuable upon exercise of options.  Mrs. Cordani is the mother of Michael Cordani, our Chief Executive Officer and Peter Cordani, our Chief Technology Officer.  Address is 1460 Park Lane South, Suite 1 Jupiter, Florida 33458.

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